UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1

HEALTHCARE TRUST OF AMERICA, INC.

(Name of Subject Company)

HEALTHCARE TRUST OF AMERICA, INC.

(Name of Person Filing Statement)

COMMON STOCK

(Title of Class of Securities)

NONE OR UNKNOWN

(CUSIP Number of Class of Securities)

Scott D. Peters

Chief Executive Officer, President and Chairman

Healthcare Trust of America, Inc.

16435 North Scottsdale Road, Suite 320

Scottsdale, Arizona 85254

(480) 998-3478

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

Copies to:

Peter T. Healy, Esq.

O’Melveny & Myers LLP

Two Embarcadero Center, 28th Floor

San Francisco, CA 94111

(415) 984-8700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 (this “Amendment”) is filed by Healthcare Trust of America, Inc., a Maryland corporation (“HTA”). This Amendment amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on April 3, 2012 (the “Schedule 14D-9”), and relates to the offer by CMG Legacy Income Fund, LLC, CMG Income Fund II, LLC, CMG Legacy Growth Fund, LLC, CMG Acquisition Co., LLC and CMG Partners, LLC (collectively the “Purchasers”) to purchase up to 1,000,000 shares of common stock (the “Shares”) in HTA at a purchase price equal to $6.00 per Share, upon the terms and subject to the conditions set forth in the Purchasers’ Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”), filed with the SEC on March 28, 2012.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 9.	EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description

(e)(6)	Letter to stockholders issued by Healthcare Trust of America, Inc., dated April 17, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

HEALTHCARE TRUST OF AMERICA, INC.

By:	/s/ Scott D. Peters
Scott D. Peters
Chief Executive Officer, President and Chairman of the Board

Dated: April 17, 2012

EXHIBIT INDEX

Exhibit Number	Description

(e)(6)	Letter to stockholders issued by Healthcare Trust of America, Inc., dated April 17, 2012.